November 10, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Lauren Hamill

Re:	Acceleration Request for Pyxis Oncology, Inc.

Registration Statement on Form S-3 (File No. 333-268100)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pyxis Oncology, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-268100 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time or as soon thereafter as practicable, on November 14, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Istvan A. Hajdu of Sidley Austin LLP at (212) 839-5651.

[Signature Page Immediately Follows]

Very truly yours,

/s/ Pamela Connealy

Pamela Connealy
Chief Financial Officer

cc:	Lara Sullivan, Pyxis Oncology, Inc.

Asher Rubin, Sidley Austin LLP

Frank Rahmani, Sidley Austin LLP

Istvan A. Hajdu, Sidley Austin LLP